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                             June 5, 2024

       Gary A. Simanson
       Chief Executive Officer
       Thunder Bridge Capital Partners IV, Inc.
       9912 Georgetown Pike Suite D203
       Great Falls, VA 22066

                                                        Re: Thunder Bridge
Capital Partners IV, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 28, 2024
                                                            File No. 001-40555

       Dear Gary A. Simanson:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date beyond July 2, 2024,
                                                        36 months after the
consummation of your initial public offering. We also note that you are listed on The
Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose
acquisition company complete one or more business combinations within
                                                        36 months of the
effectiveness of its IPO registration statement. Please revise to explain that the proposal to
extend your termination deadline beyond July 2, 2024, does not comply with this rule,
or advise, and to disclose the risks of your non-compliance with this rule, including that
your securities may be subject to suspension and delisting from The
                                                        Nasdaq Capital Market,
and the consequences of any such suspension or delisting.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gary A. Simanson
Thunder Bridge Capital Partners IV, Inc.
June 5, 2024
Page 2

       Please contact Catherine De Lorenzo at 202-551-3772 or David Link at 202-551-3356
with any questions.



                                                        Sincerely,
FirstName LastNameGary A. Simanson
                                                      Division of Corporation
Finance
Comapany NameThunder Bridge Capital Partners IV, Inc.
                                                      Office of Real Estate &
Construction
June 5, 2024 Page 2
cc:       Benjamin S. Reichel, Esq.
FirstName LastName